Exhibit 99.2

Appendix 3X Initial Director’s Interest Notice

Rule 3.19A.1

Appendix 3X

Initial Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entityRio Tinto Limited
ABN96 004 458 404

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Simon McKeon
Date of appointment	1 January 2019

Part 1 - Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

Registered holder:Mr Simon McKeon <Est Late N H McKeon A/c> Number & class of securities: 5,000 ordinary fully paid shares

+ See chapter 19 for defined terms.

11/3/2002Appendix 3X Page 1

Appendix 3X

Initial Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. Thompson McKeon Pty Ltd	Number & class of Securities 5,000 ordinary fully paid shares

Part 3 – Director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest
Name of registered holder (if issued securities)
No. and class of securities to which interest relates

+ See chapter 19 for defined terms.

Appendix 3X Page 211/3/2002